UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 28, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#H1_2015

Orange financial results

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

28th July 2015



disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly with respect to customer relations when facing competition with OTT players, Orange's ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange's action plans for human resources, and the success of Orange's other strategic, operational and financial initiatives, risks related to information and communications technology systems resulting in particular from cyber-attacks, technical failures of or damage caused to networks, loss or theft of data and fraud, health concerns surrounding telecommunications equipment and devices, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 7, 2015 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 14, 2015. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
H1 2015 highlights

H1 2015 achievements

Revenue	EBITDA*
€19.6bn	€5.8bn
-0.6% yoy stable ex. reg. yoy	-€73m yoy stable ex. reg. yoy

Capex	H1 mobile net adds
€2.7bn	+4.5m
+6.5% yoy 13.7% of rev.	of which +1.8m contract net adds

yoy : comparison with the same period of the previous year, on a comparable basis
qoq : comparison with the previous quarter, on a comparable basis

* in this presentation, EBITDA stands for restated EBITDA unless otherwise specified, see slide 28 for EBITDA restatements. Historical and actual figures reflect change in IFRIC 21 interpretation

Continued solid commercial performance across the Group

+4.3m 4G customers and +0.3m FTTH customers since end of 2014

4G customers
in millions

Country	Customers
France	5.6m
Spain	3.5m
Poland	1.3m
Belgium	0.7m
Romania	0.6m
Slovakia	0.4m



4G net adds
Q1 2015
Q2 2015
+0.8
+1.1
+0.6
+0.6
+0.3
+0.4
+0.1
+0.1
+0.1

FTTH customers
in thousand

Country	Customers
France	720k
Spain	159k



FTTH net adds
Q1 2015
Q2 2015
+75
+82
+60
+47

Enterprise

cloud services
H1 15 yoy revenue growth
+23.5%

security services
H1 15 yoy revenue growth
+24.2%

Africa & Middle East

102m
mobile customers

14.2m
Orange Money customers



Net adds
Q1 2015
Q2 2015
+3.1
+1.4
+0.9
+0.7

Consistent with Essentials2020, increased CAPEX in FTTH to support future growth

H1'15 CAPEX

€2.7bn

13.7% of rev.

H1 2015

+6.5% yoy cb

FTTH homes connectable

France	4.3m	+0.7m in H1 15
Spain*	1.0m	+0.2m in H1 15
Poland	0.2m	+0,1m in H1 15

*excluding Jazztel



+2.508
+138
-44
+69
+2.672
H1 2014cb
FTTH VDSL
4G
Other capex
H1 2015



+2.508
+111
-16
+18
+50
+2.672
H1 2014cb
France
Europe
AME
other
H1 2015

Active portfolio management consistent with our leverage ratio guidance





Armenia

Dailymotion





JAZZTEL

EE

Disposal of Orange Armenia and 80% of Dailymotion

méditel consolidation

Exclusive negotiation for the acquisition of Airtel's subsidiaries in Burkina Faso, Chad, Congo Brazzaville and Sierra Leone

Subject to due diligence and regulatory approvals.

Section two

Financial results overview

Improving revenue trend confirmed in Europe & sustained growth in Africa and the Middle-East

H1'15 revenue	Q2 2015	H1 2015
€19.6bn	-0.2% yoy cb	-0.6% yoy cb
	+0.4% ex. reg.	+0.0% ex. reg.

Positive revenue growth excl. regulation


organic
ex. reg.
+0.4%
-0.3%
-2.5%
-2.3%
-0.2%
-0.9%
-4.8%
-3.4%
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

Segment revenues

H1 revenues and yoy growth in %

H1 revenues	Segment	Q1 15	Q2 15
€4.1bn	Enterprise & others	+1.0%	+1.8%
€3.6bn	Fixed legacy & other fixed	-3.9%	-5.5%
€2.7bn	Fixed Broadband	+2.0%	+3.1%
€8.4bn	Mobile services	-2.8%	-1.6%
€0.8bn	Mobile equipment sales	+17.1%	+22.3%


France
FY 14
Q1 15
Q2 15
-3.5%
-1.8%
-0.8%
Europe
FY 14
Q1 15
Q2 15
-5.6%
-3.5%
-1.7%
Africa & the Middle-East
7.1%
6.8%
4.5%
FY 14
Q1 15
Q2 15
Enterprise
FY 14
Q1 15
Q2 15
-2.3%
-3.4%
-0.5%

EBITDA close to stabilization in Q2 with continuous indirect costs decrease

H1'15 EBITDA	Q2 2015	H1 2015
€5.8bn 29.7% of rev.	-0.4% yoy cb (€-12m)	-1.2% yoy cb (€-73m)
	+0.9% ex. reg.	-0.0% ex. reg.

EBITDA evolution (in €m)


5,879
-112
-117
156
5,807
H1'14 cb
revenues
direct costs
indirect costs
H1'15

Group average FTE* down -4.0%** yoy


H1'14
H1'15
88.3k
-4.3%
55.9k
-3.5%
France
international

EBITDA decrease divided by 3 vs. H1 2014 and quasi stable excluding regulatory impact


EBITDA evolution excl. regulation (€m)
Regulatory impact (€m)
-336
-190
-526
-406
-89
-495
-175
-50
-225
-77
-15
-92
-71
-1
-73
H1'13
H2'13
H1'14
H2'14
H1'15

* Full Time Equivalent

** comparable basis; -6.1% historical basis, mainly due to Kenya and the Dominican Republic

Net income Group share multiplied by close to 2

in €m	H1 2014 historical	H1 2014 cb	H1 2015 actual	
EBITDA restated	5,877	5,879	5,807	
restatements*	-223	-539	-498	
EBITDA reported	5,654	5,340	5,309	
depreciation & amortization	-2,988	-3,018	-3,040	
impairment of goodwill & assets	-271	-233	-25	1
share of profit (losses) of associates	-19	-15	20	
operating income	2,376	2,074	2,264	
financial result	-861		-839	
tax	-788		-594	2
net income from continuing activities	727		831	
net income from discontinued activities	1		442	3
net income from consolidated Group	728		1,273	
minority interests	147		174	
net income Group share	581		1,099	

1. impairment of Belgium in H1 2014
2. in 2014, 172m€ of tax paid related to Orange Dominicana disposal
3. mostly related to the dividends received from EE, as EE is accounted for discontinued activities since December 2014

* see details on slide 28

Net debt broadly stable in H1 2015



Net debt evolution in €bn
26.1
-3.1
0.2
0.2
0.2
0.3
0.4
0.4
0.7
1.1
26.4
other financial items
hybrid bond coupon
dividends to minority interests
spectrum & licences paid
income taxes paid
change in working capital
net financial expenses paid
dividends to ORA shareholders
net debt end of 2014
restated EBITDA - CAPEX
net debt end H12015
2.09x
net debt / EBITDA * ratio
2.13x

as of June 30th, 2015

€12.1bn
strong liquidity position
does not include an additional €2.9bn escrow deposit in the context of the acquisition of Jazztel

4.78%
av. weighted cost of debt in bonds

9.7 years
average maturity**

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV (adjusted in 2014 from the administration of Phones 4u impact of £336m for 100%)
** excluding TDIRA

Section three
Business review

Q2 2015 France financials

Improving revenue trend with fixed and mobile ARPU decrease slowing down

in €m	Q2 15	yoy cb	H1 15	yoy cb
Revenues	4,763	-0.8%	9,485	-1.3%
excl. regulation		-0.4%		-1.0%
mobile services	1,878	-2.7%	3,732	-3.8%
mobile equipment	164	+47.4%	312	+35.8%
fixed services	2,584	-1.8%	5,162	-1.5%
other revenues	137	+4.6%	279	+4.4%
EBITDA			3,315	-0.7%
EBITDA margin			35.0%	+0.2pt

Mobile services and equipment sales revenues stabilized in Q2'15 yoy

- supported by 4G/4G+ network investments that allowed higher net sales compared to Q2'14, an improved customer mix, keeping customer loyalty at a strong level as contract churn rate was at 14.4% at the end of June 2015
- strong mobile equipment revenues growth due to installments and naked handsets sales development
- despite European roaming tariffs cut negatively impacted revenues and EBITDA

Fixed services benefiting from VHBB dynamism

- growing BB customer base (+3.2% yoy) supported by FTTH (+73% yoy)
- the ULL base has started to contract with -10k lines decrease in Q2 2015

H1 EBITDA almost stabilized at €3,3bn and EBITDA margin improved

Quarterly revenues evolution (% yoy)



-5.0%
-4.2%
-3.1%
-1.8%
-1.8%
-0.8%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

Broadband ARPU evolution (annual rolling, % yoy)

Mobile ARPU evolution (annual rolling, % yoy)



-2.5%
-2.1%
-2.0%
-1.4%
-1.4%
-1.2%
-10.4%
-9.2%
-8.9%
-7.2%
-6.4%
-4.5%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

EBITDA decrease (in €m) divided by 5 yoy



-298
-310
-120
-6
-24
H1'13
H2'13
H1'14
H2'14
H1'15

82% of revenue loss offset by costs decrease

Q2 2015 France mobile KPIs

+1,1 million 4G customers leading to a strong mobile contract momentum



contract net adds excl. M2M (in '000s)
contract churn rate
19.4% 19.0% 18.5% 17.6% 16.3% 15.5% 15.2% 14.8% 14.2% 14.4%
-83
+166
+298
+240
+85
+59
+219
+256
+164
+76
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15

yoy

+10 pts
92% of customers repriced on post April 2013 tariff plan

+2 pts
61% of consumer voice contract are on premium* offers

+6 pts
43% of consumer voice contract are on Open offers

+15 pts
44% of consumer voice contract are on SIM-only offers



4G
customers
in millions
0.1
0.3
1.0
1.4
2.0
2.7
3.7
4.5
5.6
2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15

7,591	76.5%	17
4G activated sites	coverage in % of pop.	towns covered with **4G+**

* Origami & Open

Q2 2015 France fixed KPIs

FTTH accelerating BB customer base growth with doubling BB net-adds yoy



FTTH net adds (in '000s)
ADSL* net adds (in '000s)
BB conquest share**
15%
27%
27%
22%
11%
20%
34%
30%
34%
46%
+41
+41
+71
+62
+31
+35
+85
+95
+67
+75
+30
+33
+34
+45
+47
+50
+65
+82
+75
+82
+11
+8
+36
+17
-16
-15
+20
+13
-8
-7
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
47%
of FTTH net adds are new customers
(+7 pts yoy)



10.497m +3.2% yoy

broadband customers

FTTH ▸ 720k customers +73.3% yoy

+6 pts yoy

47% of BB customers have a 4P offer

+5 pts yoy

37% of BB customers are on premium*** offers



4.314m +1.3m yoy

FTTH homes connectable

* and others (satellite…) ** Orange estimates *** Play and Jet

Q2 2015 Spain

Improved revenue trend with sustained commercial performance driven by 4G and FTTH

in €m	Q2 14	yoy cb	H1 15	yoy cb
Revenues	920	-2.5%	1.847	-3.8%
excl. regulation		-0.4%		-2.1%
mobile services	576	-6.6%	1.145	-8.1%
mobile equipment	111	1.0%	238	1.5%
fixed services	232	8.3%	463	6.4%
other revenues	1	-74.8%	1	-65.5%
EBITDA			420	-9.0%
EBITDA margin			22.7%	-1.3pt

Revenue trend recovery: -2.5% in Q2 after -5.0% in Q1

- mobile service revenues (-6.6% in Q2 vs -9.6% in Q1) driven by improving ARPU trend
- fixed revenues keep growing with convergent penetration reaching 81% of FBB base

Positive commercial performance with steady customer base growth

- mobile contract customer base growth (+6.3% yoy) driven by strong net adds in Q2 (+157k), positive mobile portability and decreasing churn
- double –digit FBB customer base growth (+11.5%) despite negative impact of Telefonica installer strike, thanks to Canguro offers and FTTH


4G
customers in millions
1.0
1.3
1.8
2.3
2.9
3.5
Q114
Q214
Q314
Q414
Q115
Q215

80% coverage in % of pop.

2.041m broadband customers — +11.5% yoy

FTTH ▸ 159k customers — x1.4 qoq

yoy

96% of mobile B2C contract customers on SIMO — +24 pts

81% of fixed broadband customers on convergent offers — +6 pts

Q2 2015 Poland

EBITDA margin improving +0.3pt, unchanged trends in mobile and fixed revenues

in €m	Q2 15	yoy cb	H1 15	yoy cb
Revenues	737	-2.3%	1,436	-2.0%
excl. regulation		-1.6%		-1.3%
mobile services	338	-5.2%	664	-5.1%
mobile equipment	36	+37.2%	69	+87.9%
fixed services	316	-7.0%	627	-7.5%
other revenues	48	+48.1%	76	+49.6%
EBITDA			463	-1.1%
EBITDA margin			32.3%	+0.3pt

Stable trend in mobile services revenues at -3.9% yoy ex-reg in Q2 (-3.8% in Q1)

- customer base up +0.8% yoy, improving contract mix at 51% of total, up 2pts yoy
- strong +170k contract net adds in Q2, after +99k in Q2 14 and +48k in Q1 15

Continuing pressure in fixed revenues at -6.9% yoy ex-reg in Q2 (-7.9% in Q1)

- brodband base continues to suffer in regulated zones, despite efforts to migrate customers from ADSL to VHBB and to fixed LTE (into mobile base)
- better performance in deregulated areas, with 1H gross adds up +7% yoy

H1 EBITDA down -1.1% yoy, with cost savings initiatives supporting +0.3pt of EBITDA margin improvement yoy at 32.3%

Convergence: continuous momentum in Open customers

in '000s and in % of BB base



18%
21%
24%
27%
29%
418
480
539
591
627
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

Fixed: steady growth in VHBB customers

in '000s and in % of xDSL base



5%
7%
8%
10%
11%
116
140
174
207
232
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

Fixed: upturn in broadband ARPU

in €/month and in % yoy evolution



0.5%
-0.2%
-0.8%
0.5%
2.3%
14.5
14.5
14.3
14.5
14.8
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

Q2 2015 Belgium & Luxembourg

Revenue almost stable ex-reg in 2Q, EBITDA up +1.2% in H1, margin up +1.1pt yoy

in €m	Q2 15	yoy cb	H1 15	yoy cb
Revenues	304	-2.5%	607	-3.5%
excl. regulation		-0.4%		-1.5%
mobile services	248	-3.7%	495	-2.8%
mobile equipment	30	+6.7%	63	-6.0%
fixed services	21	-15.9%	42	-15.8%
other revenues	5	+242.4%	7	+125.1%
EBITDA			142	+1.2%
EBITDA margin			23.4%	+1.1pt

Consolidated revenues ex-reg. almost stable at -0.4% vs. -2.7% last quarter

Strong commercial performance, improving sequentially in all mobile segments

- +12k postpaid net adds ex-M2M, vs. -20k in Q2 14 and -5k in Q1 15
- quarterly contract ARPU up 0.6% yoy
- annual contract churn in Belgium sequentially down -5.5pts in B2C and -1.0pt in B2B

Steady progress on strategy to create levers for future growth

- Belgium's leader in 4G coverage with 95% outdoor and 77% indoor
- Mobistar's 4G postpaid base almost X3 yoy, reaching approx.1 out of 4 postpaid subs

mobile: upturn in postpaid net-adds (ex. M2M)

in 000s



-20
+1
+7
-5
+12
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

mobile: continuing improvement in Belgium postpaid ARPU

in % yoy evolution



-10.7%
-9.1%
-1.7%
-1.1%
0.6%
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

mobile: rapid growth in active 4G base

in 000s and in % of total subs



8%
242
11%
339
16%
484
19%
606
23%
719
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

Q2 2015 Other European countries

Revenues back-to growth in Q2, driven by Romania's outperformance at +6.4% yoy

in €m	Q2 15	yoy cb	H1 15	yoy cb
Revenues	409	+1.8%	805	-0.2%
excl. regulation		+3.1%		+3.7%
mobile services	342	+0.4%	671	-2.9%
mobile equipment	24	+17.4%	50	+28.3%
fixed services	33	+5.8%	63	+8.7%
other revenues	11	+7.4%	20	+11.0%
EBITDA			286	-6.9%
EBITDA margin			35.5%	-2.6pts

Revenue trend turned positive in Q2 at +1.8% yoy for the 1st time since Q2 14
- Romania rising +6.4% yoy (57% of sub-segment), vs. -3.7% in Q1
- Slovakia eroding -5.2% yoy (33% of sub-segment), vs. -2.4% in Q1
- Moldova up +2.2% yoy (9% of sub-segment), vs. +10.0% in Q1

Churn improving in 3 out of 4 countries

H1 EBITDA margin down -2.6pts yoy
- direct costs up (mostly in Romania, for customer equipment)
- indirect costs down, non-labour (mostly in Romania) and labour

Overall revenues trend now turning positive...

YoY change (%)



1.8
-6.9
-4.8
-2.4
-2.2
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

...driven by Romania outperformance in overall revenues

YoY change (%)



6.4
-5.0
-5.5
-4.6
-3.7
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

Mobile: improving churn in 3 countries out of 4

YoY change (pts)



-0.4pt in Slovakia
-1.4pt in Moldova
-8.6pts in Armenia

Q2 2015 Africa & Middle East

Profitable revenue growth driven by mobile customer base and data usage

in €m	Q2 15	yoy cb	H1 15	yoy cb
Revenues	1,159	+4.5%	2,283	+5.6%
excl. regulation		+4.7%		+5.8%
mobile services	926	+6.7%	1,825	+7.9%
mobile equipment	21	+7.4%	37	+4.0%
fixed services	187	-6.3%	372	-4.3%
other revenues	25	+13.0%	49	+5.7%
EBITDA			777	+6.1%
EBITDA margin			34.0%	+0.2pt

Sustained revenues growth

- revenue growth driven by billed mobile services
- main contributors : Ivory Coast, Egypt, Congo, Guinea and Mali
- Q2 revenue slowdown partly due to 2014 Mali exceptional prepaid revenues recognition

Ebitda growing +0.2pt, at 34% of revenues

- EBITDA growth driven by revenues generated from increased number of network sites
- growth in indirect costs due to network sites roll-out (+1,653 sites or +10% yoy)

Commercial

- 102m mobile customers thanks to +4.5m in H1'15, >11% yoy mobile customer base with significant growth in Congo, Mali, Ivory Coast, Cameroon and Guinea
- 4G launched in Morocco and Jordan in Q2 ; 4 countries with 4G end of H1
- 14.2m Orange Money customers (+37% yoy) generating +76% revenues yoy

Key contributors to revenue growth

H1 yoy revenue growth in % and €m



Africa & Middle East
Other
Jordan
Ivory Coast
Egypt
DR Congo
Guinea
Mali
+121
+5.6%
(+6.0% excl. Mali 2014 base effect)

Contribution to EBITDA growth

in €m



EBITDA growth yoy
+6.1%
+121
-4
-41
-31
+45
Revenues growth
Direct costs
Network & property
Other indirect costs
H1'15 EBITDA growth

Q2 2015 Africa & Middle East

AME is a territory of growth for Orange



méditel
consolidated as of July 1st, 2015
Morocco
Tunisia
Egypt
Jordan
Iraq
Mali
Niger
Chad
Senegal
Guinea Bissau
Guinea
Burkina Faso
Sierra Leone
Ivory Coast
Centrafrican Republic
Cameroon
Equatorial Guinea
Congo
DRC
Kenya
Botswana
Madagascar
Mauritius
Exclusive agreement to explore the possible acquisition by Orange of Airtel's subsidiaries in Burkina Faso, Chad, Congo Brazzaville and Sierra Leone

Africa & the Middle East holding* created

- improved internal processes
- more agility

AME as a specific communication segment

- Growing share of Group's revenues (+0.7pt yoy to 11.7% in H1 2015)
- Ebitda growing +6.1% yoy and at 34% of revenues in H1, above Group's average

Meditel consolidated as of July the 1st, 2015

- Up to 49% of the share capital and the rights acquired in 2010
- FY 2014 key figures (in €m**) : €503m revenues, €170m Ebitda and €104m Capex

Exclusive discussions with Bharti to acquire four Airtel subsidiaries

- 9m customers and €600m revenues
- opportunity to roll-out the winning Orange operating model
- cross-border synergies

* Kenya, Iraq and Mauritius are not integrated in the holding
** at 31/12/2014 fx rate of MAD 10.95 / EUR and IFRS

Q2 2015 Enterprise

Improvement in revenue trend at -0.5% in Q2 versus -3.4% in Q1, mainly driven by IT Services growth

in €m	Q2 15	yoy cb	H1 15	yoy cb
Revenues	1,626	-0.5%	3,171	-1.9%
voice	387	-5.2%	773	-6.1%
data	745	-2.0%	1,469	-2.7%
IT & integration services	493	+6.1%	930	+3.3%
EBITDA			461	-1.3%
EBITDA margin			14.5%	+0.1pt

- slowdown in voice revenue decrease confirmed in 1H15 vs 2014 as the product mix shifted towards VoIP solutions
- data revenues in line with last quarters trend, with price pressure compensated by volume increases especially outside France
- IT & integration services grew in line with 2014 trend, still supported by Security and Cloud and further boosted by strategic acquisitions
- EBITDA margin kept at 14.5%, with revenue decline offset by cost decrease and dynamic portfolio management

voice services

yoy access growth in France



XoIP
PSTN
+21.2%
+18.2%
+12.0%
-5.8%
-6.6%
-6.5%
FY 14
Q1 15
Q2 15

data services

IPVPN accesses in thousands; yoy growth in %



+0.9%
+1.5%
+2.3%
345
346
349
International
51
52
55
France
FY 14
Q1 15
Q2 15

IT services (cloud and security)

H1 2015 yoy revenue growth



Cloud
Security
+26%
+21%
+30%
+24%
Q1 15
Q2 15
1Q 15
2Q 15

Section four
2015 guidance

2015 guidance confirmed

2015 Restated EBITDA €11.9bn - €12.1bn	net debt / EBITDA* around 2x in the medium term
2015 dividend €0.60** interim payment €0.20 in December 2015 ***	selective M&A policy, focus on existing footprint

2015 guidance does not take into account yet recent perimeter change

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV
** subject to shareholders' approval
***ex-date December 7th, record date December 8th, payment date December 9th

Appendices

EE: Q2 operating revenue returning to growth, record H1 adj EBITDA margin, continued postaid growth and network leadership

Q2 operating revenue grows +0.1%, +2.2% ex. regulation, £m



+0.1%
+2.2%
1,505
-31
1,474
+19
-15
+28
1,506
Q2/14
regulation
Q2/14 ex regulation
postpaid
prepaid
fixed & w'sale
Q2/15

H1 adj EBITDA margin improved to 26.6%, £'m



9.2%
760
24.4%
-17
+87
830
26.6%
H1/14
regulation
commercial costs & trading
H1/15

Continued postpaid growth#



Postpaid mobile
M2M
283k
216k
229k
181k
271k
194k
214k
123k
240k
165k
178k
119k
192k
144k
111k
53k
178k
96k
Q2/13
Q3/13
Q4/13
Q1/14
Q2/14
Q3/14
Q4/14
Q1/15
Q2/15

#excluding MVNOs

Network leadership: Ranked #1 or joint #1 by Rootmetrics in all 16 cities tested in H1/15



#1
joint #1
16
4
2
1
EE
Three
Vodafone
O2

EBITDA restatements

in €m	H1'14 cb	H1'15 actual
EBITDA restated	5,879	5,807
restructuring	-56	-34
portfolio review	-	57
litigations	-300	-413
labour related	-183	-108
o\w Senior Part Time	-111	-73
o\w Cap Orange	-72	
o\w Holiday pay		-35
EBITDA reported	5,340	5,309

(1) Revised provision for litigations in France and International

Revenues yoy evolution


Group
organic
ex reg
-1.8%
-2.5%
-2.4%
-3.8%
-3.0%
-2.3%
-1.4%
0.0%
-0.3%
0.4%
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15
France
-0.4%
-0.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Africa & the Middle-East
+4.7%
+4,5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Europe
-0.2%
-1.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Enterprise
-0.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Spain
-0.4%
-2.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Poland
-1.6%
-2,3%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Belgium & Luxemburg
-0.4%
-2.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Other European countries
+3.1%
+1.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2